January 4, 2021

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Lauren Nguyen

    RE:    Southwest Airlines Co.
Form 10-K for the Fiscal Year ended December 31, 2019
Filed February 4, 2020
File No. 001-07259

Dear Ms. Nguyen:

On behalf of Southwest Airlines Co. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 23, 2020, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”). For ease of reference, we have reproduced below the full text of each of the Staff’s comments, which are followed by the Company’s responses.

Form 10-K for the Fiscal Year ended December 31, 2019

General

1.Please update the contact information on the cover of your periodic and current reports to include a working telephone number for your corporate office. Also provide us with direct contact information for a representative of your company to answer any questions we may have about your response to this letter.

Response:

The Company’s periodic and current reports contain the contact information for the Company’s corporate offices. The main telephone number is (214) 792-4000. To reach the Operator, press “8.” As noted below, if you have any questions about the Company’s response to this letter, please do not hesitate to contact Tammy Romo at (214) 792-3022.

Securities and Exchange Commission
January 4, 2021

2.We note that your forum selection provision identifies the United States District Court for the Northern District of Texas or, if such court lacks jurisdiction, the state district court of Dallas County, Texas as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

    Response:

We acknowledge the Staff’s comment and advise the Staff that the forum selection provision in the Company’s Second Amended and Restated Bylaws (the “Bylaws”) does not apply to actions arising under the Securities Act and Exchange Act and will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws. We propose to add the risk factor set forth below in future annual reports on Form 10-K to acknowledge that a forum selection provision could increase costs to bring a claim, discourage claims or limit the ability of the Company’s Shareholders to bring a claim in a judicial forum that they find favorable for disputes with the Company, its directors, officers or other employees.

The Company’s Bylaws provide to the fullest extent permitted by applicable law that the United States District Court for the Northern District of Texas or, if such court lacks jurisdiction, the state district court of Dallas County, Texas, will be the exclusive forum for certain legal actions between the Company and its Shareholders, which could increase costs to bring a claim, discourage claims, or limit the ability of the Company’s Shareholders to bring a claim in a judicial forum viewed by the Shareholders as more favorable for disputes with the Company or the Company’s directors, officers, or other Employees.

The Company’s Bylaws provide to the fullest extent permitted by law that unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Northern District of Texas or, if such court lacks jurisdiction, the state district court of Dallas County, Texas, will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or

Securities and Exchange Commission
January 4, 2021

other Employee of the Company to the Company or the Company’s Shareholders; (c) any action asserting a claim against the Company or any director, officer, or other Employee of the Company pursuant to any provision of the Company’s Restated Certificate of Formation or the Bylaws (as either may be amended from time to time) or the Texas Business Organizations Code; and (d) any action asserting a claim against the Company or any director, officer, or other Employee of the Company governed by the internal affairs doctrine.

The forum selection provision may increase costs to bring a claim, discourage claims, or limit a Shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers, or other Employees, which may discourage such lawsuits against the Company or the Company’s directors, officers, and other Employees. Alternatively, if a court were to find the forum selection provision contained in the Company’s Bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions. The exclusive forum provision in the Bylaws will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws including the Securities Exchange Act of 1934 or the Securities Act of 1933, or the respective rules and regulations promulgated thereunder.

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Thank you for your assistance. If you have any questions, please do not hesitate to contact me at (214) 792-3022.

Sincerely,

/s/ Tammy Romo
Tammy Romo
Executive Vice President & Chief
Financial Officer

Copy to:    John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Mark R. Shaw
Bill Guess (Ernst & Young LLP)